February 11, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed January 15, 2020
File No. 024-11005

Dear Mr. Derby:

On behalf of CBD Life Sciences Inc., (the “Company”), we respond as follows to the Staff’s comment letter, dated January 15, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Offering Statement on Form 1-A The Offering, page 4

1.	We acknowledge your response to our prior comment one. It appears that the 778,341,280 maximum number of shares outstanding after the offering would exceed the number of authorized common shares you have available to issue (500,000,000 as stated on page 40). Please confirm to us that you have authorized shares available to issue in the offering.

On December 18, 2018 a Certificate of Amendment was filed with the State of Nevada to increased the number of authorized common share from 500,000,000 to 2,000,000,000.

Please see Certificate of Amendment, Exhibit 2.3 filed with Amendment No. 5.

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2.	Please explain in the filing the increase in outstanding common shares from the 108,355,000 as of September 30, 2019 disclosed on page F-3 to the 378,341,280 as of December 20, 2019 disclosed on page 4. Also, revise to update Part I, Item 6 and Part II, Items 12 and 13, as applicable, or advise.

Stock issued from September 30, 2019 through December 31, 2019

	Common Stock Shares	Common Stock Value
Beginning balance, September 30, 2019	108,355,000	$9,715,355
Cancellation of issuance resolution	(1,900,000)	(1,900)
Stock issued for debt settlement - IR Services	90,000,000	90,000
Stock issued for debt settlement - Management fees and expenses	96,886,280	96,886
Stock issued for debt settlement - Social marketing services	45,000,000	45,000
Stock issued for debt settlement - other	77,000,000	77,000
Ending balance, December 31, 2019	415,341,280	$10,022,342

We also revised page 4 to 415,341,280 to reflect the correct amount of shares outstanding as of December 31, 2019.

Executive Compensation, page 36

3.	Please revise this section to provide compensation information for 2019, the last completed fiscal year. Refer to Item 11 of Form 1-A.

Revised. See page 36

Notes to the Consolidated Financial Statements September 30, 2019, page F-6

4.	Refer to your response to our prior comment two. It does not appear that you have added disclosure regarding your acquisition of LBC Bioscience, Inc. Please revise to add disclosures required by ASC 805. In particular, include the following:
•	a description of the arrangement,
•	the basis for determining the amount of consideration paid,
•	your accounting treatment for the transaction, and
•	the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Page F-6 revised

Common Stock, page F-11

5.	Please revise to disclose the number of restricted shares outstanding related to the acquisition of LBC Biosciences, Inc. disclosed on pages F-49 and F-61. Include a description of the restrictions on these shares.

Shares authorized have been updated to 2,000,000,000 as of December 13, 2018. See Exhibit 2.3 filed with Amendment No. 5. See pages F-51 and F-63 for comment on the restricted shares. The shares were issued under Section 144.

Financial Statements, page F-39

6.	Refer to your response to our prior comment four. There do not appear to be pro forma financial statements in the amendment. Please recast the combined financial statements of CBD Life Sciences, Inc. for the period ended December 31, 2018 beginning on page F-39 as pro forma statements showing the effects of the acquisition as described in Rule 8-05 of Regulation S-X and required by the instructions to Form 1-A, Part F/S, Section (b)(7)(iv). In particular, clearly relabel these statements as "pro forma", and include a balance sheet and income statement combining the separate financial information of Optium Cyber Systems, Inc and LBC Biosciences, Inc. with a separate column for any adjustments to the combined totals. Include a description of each adjustment.

See pages F-44 and F-45 for pro forma information.

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Statements of Cash Flows, page F-43

7.	Refer to our prior comment five. It does not appear that you have revised the previously reported amounts or any related disclosures so we repeat that comment:

With regard to the cash flow statements:

•	The $497,410 of net proceeds from issuance of common stock presented on the statements of cash flow on page F-43 does not appear to be a cash transaction per the amounts reported on the Statements of Stockholders' Equity (Deficit) on page F-42.

•	The $1,003,982 reported on page F-43 appears to be a non-cash transaction per page F-42 and should not be reflected in the cash flow statement as a cash transaction.

•	Also, the $572,645 reported on page F-32 appears to relate to the $225,000 and $347,645 non-cash transactions on page F-31 and should not be reflected in the cash flow statement as cash transactions.

•	Confirm to us that all transactions described as "net proceeds from issuance of common stock" reported on all the cash flow statements were cash transactions or revise as necessary.

•	Any non-cash transactions should be disclosed. Refer to ASC 230-10-50-3.

Page F-43 is now revised.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E, Lux

John E. Lux

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